July 15, 2009

VIA EDGAR AND OVERNIGHT MAIL

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Re:          Vanguard Natural Resources, LLC
VNR Finance Corp.
Registration Statement on Form S-3
Filed June 11, 2009
File No. 333-159911

Dear Mr. Schwall:

Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”), and VNR Finance Corp., a Delaware corporation (the “Corporation”), are filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are the responses of the Company and the Corporation to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2009, with respect to the Registration Statement. For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter.  Each response below has been prepared and is being provided by the Company and the Corporation, which have authorized us to respond to the Staff’s comments on their behalf.  Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1.

Form S-3

Exhibit 5.1

1.Each time that you do a takedown of any of these securities, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

Response:

The Company acknowledges the Staff’s comment and will file the appropriate opinions of counsel each time the Company takes securities off the shelf.

2.We note that your legal opinion is limited in scope. Please address the following points in your letter of response, and obtain and file a legal opinion that is responsive to these items.

•
As one of the co-registrants is a Delaware corporation, it is unclear why the opinion refers to the Delaware Limited Liability Act but not to the General Corporation Law provisions of the Delaware Constitution, which is also referenced.

•
It is unclear why the opinion does not include within its scope the laws of the laws of the jurisdiction of incorporation or organization of each listed guarantor, including the laws of Kentucky and Tennessee.

•
You indicate at page 13 that each indenture and all debt securities will be governed by the laws of the State of New York. The opinion therefore must address whether the debt securities and guarantees will constitute binding obligations under New York law.

•
Make clear in each case whether the opinion encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and the applicable judicial and regulatory determinations.

Response:

We have revised the Exhibit 5.1 opinion of Vinson & Elkins LLP in response to this comment.  In addition, we have included Exhibit 5.2, an opinion of Wyatt, Tarrant & Combs, LLP that addresses the laws of the State of Kentucky and the laws of the State of Tennessee.

In connection with responding to the Staff’s comments, the Company and the Corporation acknowledge that (i) they are responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company and the Corporation also acknowledge that (i) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the filings, and (ii) the Company and the Corporation may not assert the Staff’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 1 to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

VINSON & ELKINS L.L.P.

                                          By:/s/ David P. Oelman
    David P. Oelman

cc:           Scott W. Smith